SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  5)*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185108
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of common stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation, a New York corporation (the “Issuer”), issued and outstanding as of May 2, 2019, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2019. User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”) is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). As of the date of the filing of this Schedule 13D (the “Filing Date”), UFPB held 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2019, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2019. As of the Filing Date, UFPB held 1,455,993 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock of the Issuer held by UFPB, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Rand Capital Corporation (the “Issuer”). This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2018 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed June 22, 2018 (“Amendment No. 1”), Amendment No. 2, filed March 27, 2019 (“Amendment No. 2”), Amendment No. 3, filed April 10, 2019 (“Amendment No. 3”), and Amendment No. 4, filed April 25, 2019 (“Amendment No. 4”). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No. 5, is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2(e) is hereby amended and restated in its entirety to read as follows:

On September 7, 2018, VSS Fund Management LLC (“VSS”) and Jeffrey T. Stevenson entered into a settlement order (the “Settlement Order”) with the U.S. Securities and Exchange Commission (the “SEC”), without admitting or denying the findings, regarding violations of the Investment Advisers Act of 1940 (the “Investment Advisers Act”). Mr. Stevenson is the managing partner of VSS and the manager and chairman of UFH. The Settlement Order states that preliminary valuation information of certain assets of a private equity fund managed by VSS was not disclosed to the fund’s limited partners in 2015. Pursuant to the Settlement Order, VSS and Mr. Stevenson were ordered to cease and desist from future violations of the Investment Advisers Act and were required to pay a civil penalty of $200,000, which was paid.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of the Item 4 of the Schedule 13D:

On May 6, 2019, UFPB delivered a letter to shareholders of the Issuer explaining the reasons for UFPB's belief that the transaction with East is not in the best interests of Issuer's shareholders.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Press Release dated May 6, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2019
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer